SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)1

Concurrent Computer Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
206710402
(CUSIP Number)
Julian Singer, 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024, Tel: (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 16, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	206710402	13D	Page 2 of 6

1	NAME OF REPORTING PERSON
Julian Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)	[ ]
		(b)	[ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS*
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
856,043
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
856,043
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
856,043
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.3%

14	TYPE OF REPORTING PERSON*
IN

ORIGINAL REPORT ON SCHEDULE 13D

Item 1.	Security and Issuer

This Statement on Schedule 13D (“Schedule 13D”) relates to the shares of common stock (the “Shares”) of Concurrent Computer Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 4375 River Green Parkway, Suite 100, Duluth, Georgia 30096.

Item 2.	Identity and Background

This Schedule 13D is being filed by Julian Singer (“Mr. Singer” or the “Reporting Person”), as managing member of JDS1, LLC (“JDS1”). Mr. Singer has sole dispositive and voting power with respect to the shares of the Issuer reported above as the managing member of JDS1. Mr. Singer’s principal place of business is 2200 Fletcher Avenue, Suite 501, Fort Lee, NJ 07024. Mr. Singer’s principal occupation is investing assets held in JDS1 and certain other entities.

During the last five years, Mr. Singer has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Singer is the managing member of JDS1, which was created pursuant to that certain limited liability operating agreement, dated as of October 12, 2012 (“the “Operating Agreement”). All of the Shares reported above were purchased by funds generated and held by JDS1. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $4,191,407.00.

Item 4.	Purpose of the Transaction

The purpose of this Schedule 13D is to report that, on February 16, 2016, the Reporting Person sent a letter (attached as Exhibit 99.1 hereto, the “February 16 Letter”) to the Board of Directors (the “Board”) of the Issuer. In the February 16 Letter, among other things, the Reporting Person (i) expressed his disappointment with the Issuer’s performance and his belief that the Issuer’s poor operational and financial results, and inability to generate profits, are the consequence of mismanagement, (ii) noted that it appears that the value of the Issuer’s assets significantly exceeds the current stock price of the Issuer’s common stock, (iii) recommended that the Issuer retain advisors to pursue sales of the Issuer’s assets in an effort to maximize stockholder value, and (iv) indicated that, if the Issuer fails to take actions necessary to maximize such value, the Reporting Person may seek representation on the Board.

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Singer does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Singer reserves the right to change plans and take any and all actions that Mr. Singer may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Singer in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Singer may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5.	Interest in Securities of the Issuer

(a) Mr. Singer, as managing member of JDS1, may be deemed to beneficially own 856,043 Shares, comprising approximately 9.3% of the outstanding Shares, based on 9,206,843 Shares outstanding as reported in the Issuer’s Form 10-Q filed on February 9, 2016.

(b) Mr. Singer has sole dispositive and voting power over all of the Shares reported on this Schedule 13D.

(c) The following table details the transactions effected by JDS1 in the past 60 days.

Date of Transaction	Number of Put Options Sold[2]	Exercise Price	Expiration Date
December 2, 2015	30,000	$5.00	June 17, 2016
January 19, 2016	20,000	$5.00	September 16, 2016
February 2, 2016	2,500	$5.00	September 16, 2016
February 10, 2016	102,800	$5.00	March 18, 2016
February 10, 2016	10,000	$5.00	September 16, 2016
February 11, 2016	45,700	$5.00	March 18, 2016

(d) No Person other than Mr. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

JDS1 is a party to the following put options (the “Options”) with respect to the Shares. With respect to each of the Options, the counterparty to the Option has, until the relevant expiration date, the exclusive right to cause JDS1 to purchase the underlying Shares at the relevant exercise price.

Number of Underlying Shares	Exercise Price	Expiration Date
148,500	$5.00	March 18, 2016
30,000	$5.00	June 17, 2016
32,500	$5.00	September 16, 2016

Item 7.	Material to be Filed as Exhibits.

99.1 Letter, dated February 16, 2016, from the Reporting Person to the Board of Directors of the Issuer.

2 The number of put Options reflected is expressed in the number of underlying Shares subject to such Option.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2016

JDS1, LLC

By:  /s/ Julian Singer

Name: Julian Singer

Title: Managing Member